Map Financial Group, Inc.
80 Broad Street, Suite 2700
New York, New York 10004

April 13, 2009

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Michael R. Clampitt, Esq.

Re:           Map Financial Group, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 8, 2009, File Number 333-153726

Dear Mr. Clampitt:

In accordance with Rule 461 promulgated under the Securities Act of 1933, Map Financial Group, Inc. (the “Company”) hereby requests that the effectiveness of the referenced Registration Statement (the “Registration Statement”) be accelerated so that it will become effective at 10:00a.m. on April 17, 2009, or as soon as practicable thereafter.

In connection with this request, the undersigned officers of the Company hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, at (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

MAP FINANCIAL GROUP, INC.

By.	/s/ Jonathan Chesky Malamud
Name:	Jonathan Chesky Malamud
Title:	Chief Executive Officer, President and Director

By.	/s/ Samuel Rosenberg
Name:	Samuel Rosenberg
Title:	Chief Financial Officer